UNDISCOVERED MANAGERS FUNDS

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

October 19, 2015

Allison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Undiscovered Managers Funds (the “Trust”); File Nos. 333-37711; 811-
08437 – Post-Effective Amendment No. 46

Dear Ms. White:

This letter is in response to the comments you provided with respect to the JPMorgan Realty Income Fund (the “Fund”) R6 share class. Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933, which will become automatically effective on October 30, 2015 pursuant to the Rule. Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s registration statement.

PROSPECTUS COMMENTS

Fees and Expenses of the Fund

1.	Comment: Please consider using a single line item for “Other Expenses” given that there are no “Shareholder Service Fees”.

Response: The Fund prefers to retain the current format. While there are no Shareholder Service Fees for the R6 share class, other share classes of the Fund do have a Shareholder Service Fee and the Fund prefers to maintain a consistent approach to the Fee Table across its share classes.

2.	Comment: Please remove the asterisk footnote that states “The share class does not have an exchange ticker symbol because it currently is not offered to the general public” as it is not permitted by the Form. We note that similar language is included on the cover page, which can remain.

Response: The Fund will make the requested change.

What are the Fund’s Main Investment Strategies?

3.	Comment: We note that the prospectus contains risk disclosure regarding “sub-prime” mortgages in the “More About the Fund” section. If sub-prime mortgages will be a main investment strategy for the Fund, please add disclosure (including risk factors) relating to sub-prime mortgages in the summary section of the prospectus.

Response: Sub-prime mortgages are not currently a main investment strategy for the Fund.

4.	Comment: The prospectus contains the following disclosure: “These research efforts allow the team to determine each company’s normalized earnings and growth potential, from which they evaluate whether each company’s current price fully reflects its long-term value.” Please clarify what is meant by “normalized earnings”.

Response: The disclosure in bold below will be added to the Fund’s registration statement in its next annual update in response to your comment:

These research efforts allow the team to determine each company’s normalized earnings (i.e., projected earnings adjusted to reflect what the company should earn at the mid-point of an economic cycle) and growth potential, from which they evaluate whether each company’s current price fully reflects its long-term value.

5.	Comment: The prospectus contains the following disclosure: “The Fund may also invest up to 15% of net assets in illiquid holdings.” Please consider adding a risk factor regarding Illiquidity Risk.

Response: The Fund respectfully declines to make the requested change and believes that the disclosure is sufficient as drafted. In response to your comment, however, the Fund will consider adding additional disclosure in its next annual update.

6.	Comment: Please discuss supplementally why you believe the Morgan Stanley Capital International (MSCI) US REIT Index (the “Index”) is a sufficiently broad based securities index.

Response: In light of the Fund’s investment program, the Fund respectfully submits that the Index is an appropriate measure against which to compare the Fund’s performance. The MSCI REIT Index has 143 constituents and represents 99% of the U.S. REIT universe. Based upon the size and scope of the MSCI REIT Index, the Fund believes that the Index qualifies as a broad-based index, and because it tracks the U.S. REIT market, the Fund believes that the Index’s returns accurately provide a standard against which investors can measure performance. Moreover, the Fund notes that Item 27(b)(7) of Form N-1A (Instruction 5) defines an appropriate Index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Index meets this definition, as the Index is administered by an organization that is not an affiliated person of the Fund, the Fund’s investment adviser or the Fund’s principal underwriter.

7.	Comment: The “More About the Fund” section and/or other sections of the prospectus contain disclosure regarding investing in ETFs, debt securities, master limited partnerships and small cap stocks. If any of these are main investments, please add appropriate risk disclosure to the prospectus.

Response: The Fund notes that the “What are the Fund’s main investment strategies” section contains disclosure that states the Fund may invest in “REITs with relatively small market capitalizations” and that the risks associated with REITs are noted in the summary section while additional detail concerning small cap company risks are noted under Main Risks in the “More About the Fund” section. In response to your comment, however, the Fund will consider adding additional risk disclosure concerning small cap companies to the summary section in its next annual update. None of the other investments are main investment strategies of the Fund.

The Fund’s Management and Administration

8.	Comment: Please explain why the management fee listed on page 8 (0.62%) is different from the management fee listed in the Fee Table (0.75%).

Response: As disclosed on page 8, the 0.62% management fee is net of any waivers, which is why the two are different.

9.	Comment: Please consider adding additional disclosure on page 16 regarding redemptions in-kind. In particular, please consider adding disclosure currently contained in the SAI regarding in-kind securities potentially being subject to brokerage or other charges upon converting to cash.

Response: The disclosure below will be added to the Fund’s registration statement in its next annual update in response to your comment.

If you receive a distribution in-kind, you could incur taxable gains and brokerage or other charges in converting the securities to cash.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

10.	Comment: On page 6 of the SAI Part I under diversification and on page 2 of the SAI Part II, there appear to by typographical errors. Please fix these typographical errors.

Response: The disclosure will be modified in response to your request.

11.	Comment: We note that the portfolio turnover rate for the fiscal ended year 2013 was 60% and that the portfolio turnover rate for the fiscal year ended 2014 was 105%. Please explain the difference (see Item 16(e) of Form N-1A).

Response: The disclosure in the SAI is in the process of being updated to reflect the most recent fiscal year end information. To the extent there is significant variation in the Fund’s portfolio turnover rates over the two most recently completed fiscal years (2014 and 2015), an explanation will be provided.

* * * * *

In connection with your review of the Post-Effective Amendment No. 46 filed by the Trust on August 21, 2015, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0919.

Sincerely,

/s/ Carmine Lekstutis
Carmine Lekstutis
Assistant Secretary